Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2008

Jeffrey R. Passmore
Vice Chairman and Chief Financial Officer
Hallmark Financial Services, Inc.
777 Main Street
Suite 1000
Fort Worth, TX 76102

> **Re: Hallmark Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-11252**

Dear Mr. Passmore:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgments

Reserves for Unpaid Losses and Loss Adjustment Expenses, page 35

1.   It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please revise your disclosure to explain the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

    a. Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.
    b. Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.
    c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
    d. Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

    We acknowledge that we previously commented on this matter in comment one of our June 20, 2006 comment letter. However, we are unsure how the current discussion addresses the change in estimates that occurred during the year ended December 31, 2007.

Consolidated Statement of Cash Flows, page F-7

2.   Please tell us how the changes in receivable for securities and payable for securities were presented in the statement of cashflows. If these changes represent non-cash items please tell us how you have complied with the disclosure requirements of paragraph 32 of SFAS No. 95.

Intangible, F-14

3.   Please provide to us an analysis that supports the amortization period of fifteen years for the customer relationships, citing the factors considered in paragraph 11 of SFAS 142.   Further, please disclose your amortization method for your intangible asses and tell is why this method is appropriate in accordance with

paragraph 12 of SFAS 142. In so doing, describe the pattern cash flows are expected to be derived from the acquired intangibles.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant